SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No.1)*

                                Lexar Media, Inc.
                              ---------------------
                                (Name of Issuer)

                                  Common Stock
                           ---------------------------
                         (Title of Class of Securities)

                                    52886P104
                             ---------------------
                                 (CUSIP Number)

                              Martin D. Sklar, Esq.
                     Kleinberg, Kaplan, Wolff & Cohen, P.C.
                   551 Fifth Avenue, New York, New York 10176
                               Tel: (212) 986-6000
                             ---------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 23, 2006
                             ---------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                Elliott Associates, L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[x]
        (b)[ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
                WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.      SOLE VOTING POWER
                2,463,663

8       SHARED VOTING POWER
                0

9.      SOLE DISPOSITIVE POWER
                2,463,663

10.     SHARED DISPOSITIVE POWER
                0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,463,663

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*         [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                3.0%

14.     TYPE OF REPORTING PERSON*
                PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                Elliott International, L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[x]
        (b)[ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
                WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.      SOLE VOTING POWER
                0

8       SHARED VOTING POWER
                3,698,197

9.      SOLE DISPOSITIVE POWER
                0

10.     SHARED DISPOSITIVE POWER
                3,698,197

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                3,698,197

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*         [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                4.5%

14.     TYPE OF REPORTING PERSON*
                PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                Elliott International Capital Advisors Inc.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[x]
        (b)[ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
                OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.      SOLE VOTING POWER
                0

8       SHARED VOTING POWER
                3,698,197

9.      SOLE DISPOSITIVE POWER
                0

10.     SHARED DISPOSITIVE POWER
                3,698,197

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                3,698,197

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*         [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                4.5%

14.     TYPE OF REPORTING PERSON*
                CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $0.0001 par value (the "Common Stock"), of Lexar Media, Inc. (the "Issuer"), beneficially owned by the Reporting Persons (as defined below) as of May 23, 2006 and amends and supplements the Schedule 13D filed on March 20, 2006 (collectively, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 2.  Identity and Background.

(a)-(c) This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International"), and Elliott International Capital Advisors Inc., a Delaware corporation ("EICA" and collectively with Elliott and Elliott International, the "Reporting Persons"). Paul E. Singer ("Singer"), Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company ("Special GP"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), which is also controlled by Singer, is the sole general partner of Elliott International. EICA is the investment manager for Elliott International. EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

         ELLIOTT

     The business address of Elliott is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of Elliott is to purchase, sell, trade and invest in securities.

         SINGER

     Singer's business address is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     Singer's principal business is to serve as a general partner of Elliott and Capital Advisors, as the president of EICA, and as a managing member of Special GP.

         CAPITAL ADVISORS

     The business address of Capital Advisors is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of Capital Advisors is the furnishing of investment advisory services. Capital Advisors also serves as a managing member of Special GP.

     The  names,  business  addresses,   and  present  principal  occupation  or
employment of the general partners of Capital Advisors are as follows:

     NAME                       ADDRESS                       OCCUPATION
 Paul E. Singer          712 Fifth Avenue 36th Floor  General partner of Elliott
                         New York, New York 10019     and Capital Advisors;
                                                      President of EICA; and a
                                                      managing member of Special
                                                      GP

 Braxton Associates,Inc. 712 Fifth Avenue 36th Floor  The principal business of
                         New York, New York 10019     Braxton Associates, Inc.
                                                      is serving as general
                                                      partner of Capital
                                                      Advisors

 Elliott Asset           712 Fifth Avenue             General Partner of Capital
 Management LLC          36th Floor                   Advisors
                         New York, New York 10019

     The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

     NAME                    ADDRESS                         OCCUPATION
 Paul E. Singer          712 Fifth Avenue             General partner of Elliott
                         36th Floor                   and Capital Advisors and
                         New York, New York  10019    President of EICA

         ELLIOTT SPECIAL GP, LLC

     The business address of Special GP is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of Special GP is serving as a general partner of Elliott.

     The names, business address, and present principal occupation or employment of the managing members of Special GP are as follows:

      NAME                    ADDRESS                       OCCUPATION
Paul E. Singer           712 Fifth Avenue 36th Floor  General partner of Elliott
                         New York, New York 10019     and Capital Advisors;
                                                      President of EICA; and a
                                                      managing member of Special
                                                      GP

Braxton Associates, Inc. 712 Fifth Avenue 36th Floor  The principal business of
                         New York, New York 10019     Braxton Associates, Inc.is
                                                      is serving as general
                                                      partner of Capital
                                                      Advisors

Elliott Asset            712 Fifth Avenue             General Partner of Capital
Management LLC           36th Floor                   Advisors
                         New York, New York 10019

         ELLIOTT INTERNATIONAL

     The business address of Elliott International is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street George Town, Cayman Islands, British West Indies.

     The principal business of Elliott International is to purchase, sell, trade and invest in securities.

     The name, business address, and present principal occupation or employment of the general partner of Elliott International is as follows:


    NAME                       ADDRESS                      OCCUPATION
Hambledon, Inc.          c/o Maples & Calder          General partner of Elliott
                         P.O. Box 309                 International
                         Ugland House
                         South Church Street George
                         Town, Cayman Islands
                         British West Indies


         HAMBLEDON

     The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:

    NAME                      ADDRESS                       OCCUPATION
Paul E. Singer           712 Fifth Avenue             General partner of Elliott
                         36th Floor                   and Capital Advisors;
                         New York, New York  10019    President of EICA; and a
                                                      managing member of Special
                                                      GP

         EICA

     The business address of EICA is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of EICA is to act as investment manager for Elliott International.

     The name, business address, and present principal occupation or employment of the sole director and executive officer of EICA is as follows:

    NAME                       ADDRESS                      OCCUPATION
Paul E. Singer           712 Fifth Avenue             General partner of Elliott
                         36th Floor                   and Capital Advisors;
                         New York, New York  10019    President of EICA; and a
                                                      managing member of Special
                                                      GP

     (d) and (e) During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Singer is a citizen of the United States of America.

ITEM 3.  Source and Amount of Funds or Other Consideration.

Elliott Working Capital                     $20,278,636

Elliott International Working Capital       $30,960,955


ITEM 5.  Interest in Securities of the Issuer.

     (a) Elliott beneficially owns 2,463,663 shares of Common Stock, constituting 3.0% of all of the outstanding shares of Common Stock.

     Elliott International and EICA beneficially own an aggregate of 3,698,197 shares of Common Stock, constituting 4.5% of all of the outstanding shares of Common Stock.

     Collectively, Elliott, Elliott International and EICA beneficially own 6,161,860 shares of Common Stock constituting 7.5% of all of the outstanding shares of Common Stock.

     (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

     Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

     (c) The following transactions were effected by Elliott during the past sixty (60) days:

                                                        Approx. Price per
                                 Amount of Shs.         Share (excl. of
Date              Security       Bought (Sold)          commissions)

2006-05-23        Common            40,000                    9.00
2006-05-22        Common            20,000                    8.72
2006-05-22        Common            60,000                    8.72
2006-04-27        Common            20,000                    9.94
2006-04-27        Common            53,400                    9.91
2006-04-17        Common           (23,576)                   9.24
2006-04-13        Common          (120,000)                   9.19
2006-04-12        Common            19,960                    8.92
2006-04-11        Common            18,705                    8.84
2006-04-10        Common               535                    8.62
2006-04-06        Common            24,000                    9.24
2006-04-06        Common            39,960                    9.18
2006-04-05        Common            19,960                    9.14
2006-04-03        Common            20,080                    8.92
2006-03-28        Common            40,000                    8.71
2006-03-28        Common            10,000                    8.45
2006-03-28        Common             7,800                    8.63
2006-03-28        Common            58,000                    8.61
2006-03-28        Common            40,000                    8.70


     The following transactions were effected by Elliott International during the past sixty (60) days:

                                                        Approx. Price per
                                 Amount of Shs.         Share (excl. of
Date              Security       Bought (Sold)          commissions)

2006-05-23        Common            60,000                    9.00
2006-05-22        Common            30,000                    8.72
2006-05-22        Common            90,000                    8.72
2006-04-27        Common            30,000                    9.94
2006-04-27        Common            80,100                    9.91
2006-04-17        Common           (35,363)                   9.24
2006-04-13        Common          (180,000)                   9.19
2006-04-12        Common            29,940                    8.92
2006-04-11        Common            28,059                    8.84
2006-04-10        Common               802                    8.62
2006-04-06        Common            36,000                    9.24
2006-04-06        Common            59,940                    9.18
2006-04-05        Common            29,940                    9.14
2006-04-03        Common            30,120                    8.92
2006-03-28        Common            60,000                    8.71
2006-03-28        Common            60,000                    8.70
2006-03-28        Common            15,000                    8.45
2006-03-28        Common            11,700                    8.63
2006-03-28        Common            87,000                    8.61


     All of the above transactions were effected on the Nasdaq National Market.

     No other transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days.

     (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

     No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

     (e) Not applicable.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  May 23, 2006

        ELLIOTT ASSOCIATES, L.P.
        By: Elliott Capital Advisors, L.P., as General Partner
            By: Braxton Associates, Inc., as General Partner


                By: /s/ Elliot Greenberg
                    ----------------------------
                        Elliot Greenberg
                        Vice President


        ELLIOTT INTERNATIONAL, L.P.
        By: Elliott International Capital Advisors Inc.,
               as Attorney-in-Fact


               By:  /s/ Elliot Greenberg
                    ----------------------------
                        Elliot Greenberg
                        Vice President


        ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


        By:  /s/ Elliot Greenberg
             ----------------------------
                 Elliot Greenberg
                 Vice President